InterOil And Total Close Elk-Antelope Transaction

- Revised sales and purchase agreement closes

- Total acquires 40.1% gross interest and brings its global expertise to developing PNG's second LNG project

-- InterOil receives US$401 million and maintains material 35.5% gross interest in one of Asia's largest gas fields

- Joint venturers share objectives with PNG Government to monetise gas as quickly as possible

PORT MORESBY, Papua New Guinea and SINGAPORE, March 25, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) and Total SA (Paris: FP, NYSE: TOT) have closed a revised sales and purchase agreement covering the Elk-Antelope gas field in Petroleum Retention Licence 15 in Papua New Guinea.

Under the revised agreement signed today, Total has acquired – through the purchase of all shares in a wholly owned InterOil subsidiary – a gross 40.1% interest in PRL 15.

InterOil retains 35.5% of the licence and immediately receives US$401 million for closing the transaction, and will receive US$73 million on a final investment decision for an Elk-Antelope LNG project, and US$65 million on the first LNG cargo. InterOil will also receive payments for certified gas volumes following appraisal of Elk-Antelope.

All fixed and variable payments that were agreed on December 6, 2013 continue to apply pro-rated according to the new equity split, including those for exploration, appraisal and resource certification.

InterOil Chief Executive Officer Dr Michael Hession said the agreement enabled InterOil to maintain a material interest in PRL 15, which covers one of Asia's largest gas discoveries of the past 20 years.

"The agreement clears the way for co-operative joint venturers, who all share the Government's wish to monetise Elk-Antelope as quickly as possible, through the fast-growing Asian market," Dr Hession said. "InterOil now has a solid partnership where Total can use its considerable LNG expertise to develop Papua New Guinea's second LNG project."

Total Exploration and Production Senior Vice President Asia Pacific Jean-Marie Guillermou said the agreement allowed the joint venture to proceed with confidence.
"Elk-Antelope is a significant project in Total's global portfolio and our presence in Papua New Guinea provides an ideal opportunity to grow our business in the Asia-Pacific region," Mr Guillermou said. "We have a strong relationship with our joint venturers, strong support from the Papua New Guinea Government, and we now look forward to leading development of the LNG project," he added.

Other joint venturers in PRL 15 are Oil Search Limited (ASX, POMSoX: OSH), which has 22.8% (gross) as a result of its acquisition of interests held by Pacific LNG Group Companies, and indirect participating interests, which hold 1.6% (gross).

Interests in PRL 15

Entity	Gross interests pre-transaction	Gross interests post-transaction	Net working interests post-transaction[1]
InterOil	75.6	35.5	27.5
Total SA	0	40.1	31.1
Oil Search	22.8	22.8	17.7
Indirect participating interests	1.6	1.6	1.2
PNG Government and landholders[1]	0	0	22.5
Total (%)	100.0	100.0	100.0

[1]Assumes the Papua New Guinea Government and landholders in PRL15 exercise their rights under the PNG Oil and Gas Act to take their respective 20.5% and 2% interest when a petroleum development licence is issued.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licences covering about 16,000sqkm, Papua New Guinea's only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow.
Total is a world leader in LNG, with strong and diversified positions along the entire value chain and 12.3 million tons of LNG produced in 2013. Total is active in most of the major LNG producing regions as well as in the main LNG markets and continues to develop LNG as a key component of its growth strategy. The Group is involved in LNG projects in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria, Norway, Russia, Yemen, Angola and Australia.
www.total.com

Investor contacts for InterOil

Houston	Singapore
Wayne Andrews, Vice President Capital Markets	Don Spector, Chief Financial Officer
Wayne.Andrews@InterOil.com	Don.Spector@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts for InterOil
John Hurst, Cannings
jhurst@cannings.net.au
Phone: +61 418 708 663

Investor Relations contacts for Total
Martin DEFFONTAINES
Karine KACZKA
Magali PAILHE
Patrick GUENKEL
Phone: (33) 1 47 44 58 53

Robert HAMMOND (U.S.)
Phone: (1) 713-483-5070

Forward Looking Statements
This announcement includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this announcement that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the timing of the receipt of funds under the Total transaction and the timing or certainty of the proposed development of the Elk-Antelope resource. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December 2012 on Form 40-F and its Annual Information Form for the year ended 31 December 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope and Triceratops fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.